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JESSICA HOWELL jessica.howell@dechert.com +1 617 728 7133 Direct +1 617 426 6567 Fax

March 31, 2016

VIA EDGAR CORRESPONDENCE

Mr. Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Goldman Sachs Trust II (the “Registrant”)

SEC File Numbers 333-185659 and 811-22781

Dear Mr. Parachkevov,

This letter responds to the comments provided to me and Alexander Karampatsos of Dechert LLP during a telephonic discussion on September 29, 2015, with respect to your review of Post-Effective Amendment No. 22 (“PEA No. 22”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on August 14, 2015. PEA No. 22 was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of registering shares of a new series of the Registrant, the Goldman Sachs Multi-Manager U.S. Small Cap Equity (the “Fund”). We have summarized your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

1.	Comment: Please note that Form N-1A does not permit fee waivers or expense limitations to be reflected in the “Annual Fund Operating Expenses” table unless such waiver or limitation will reduce fund operating expenses and will remain in effect for no less than one year from the effective date of the registration statement. Please confirm that these requirements will be met, or delete the expense limitation line and corresponding footnote.

Response: The Registrant hereby confirms that the expense limitation arrangement described in the footnote to the “Annual Fund Operating Expenses” table will reduce Fund operating expenses and will remain in place for at least one year from the effective date of the registration statement.

2.	Comment: Please confirm that, with respect to the expense limitation arrangement described in the footnote to the “Annual Fund Operating Expenses” table, the investment adviser will not be entitled to recoup any amounts reimbursed to the Fund pursuant to the arrangement.

Response: The Fund hereby confirms that, with respect to the expense limitation arrangement described in the footnote to the “Annual Fund Operating Expenses” table, the Investment Adviser is not entitled to reimbursement of any waived fees or reimbursed expenses from prior fiscal years.

3.	Comment: The Principal Investment Strategy section of the Prospectus discloses that the Fund invests, under normal circumstances, at least 80% of its Net Assets in a portfolio of equity investments in small capitalization issuers domiciled in the U.S. or whose securities are principally traded in the U.S. Please clarify whether derivative instruments may be used for purposes of the Fund’s 80% investment policy. In addition, please (i) explain supplementally how such derivative instruments will be valued for purposes of calculation of the 80% investment policy; and (ii) confirm that such derivative instruments will only be counted as part of the Fund’s 80% investment policy where such instruments have economic characteristics that are similar to the specified securities.

Response: The Fund: (i) will value each applicable derivative instrument based upon its market value for purposes of the Fund’s 80% investment policy; and (ii) confirms that such derivative instruments will only be counted as part of the Fund’s 80% investment policy where such instruments have economic characteristics that are similar to the specified securities.

4.	Comment: In the “Summary – Principal Strategy,” section please confirm that all of the Fund’s principal investments in equity securities are accurately described.

Response: The Fund hereby confirms that the “Summary – Principal Strategy” section adequately discloses the equity securities in which the Fund may invest.

5.	Comment: In the “Summary – Principal Strategy” section, the Fund identifies that it may invest in certain derivative instruments. Please ensure that the derivatives-related risk disclosure in the Prospectus is appropriate for the Fund in light of the Letter regarding Derivatives-Related Disclosures by Investment Companies by Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, Esq., General Counsel, Investment Company Institute (July 30, 2010).

Response: The Fund hereby confirms that it believes that its derivatives-related disclosure is appropriate.

6.	Comment: Please indicate whether “Acquired fund fees and expenses” should be included as a separate line item in the Fund’s “Annual Fund Operating Expenses” table in light of the Fund’s ability to invest in other investment companies.

Response: The Fund hereby confirms that its “Acquired fund fees and expenses” are not expected to exceed the threshold under Instruction 3(f)(i) of Item 3 of Form N-1A during its first fiscal year, and therefore disclosure of such fees and expenses as a separate line item in the Fund’s “Annual Fund Operating Expenses” table is not required.

7.	Comment: Please indicate whether the Fund will determine the status of an issuer as a “Small Cap” issuer by reference to the: (i) range of market capitalizations of companies constituting the Russell 2000® Total Return Index (the “Index”) on an ongoing basis; or (ii) the companies constituting the Index as of the date of its most recent reconstitution.

Response: The Fund hereby confirms that it determines the status of issuers as “Small Cap” issuers on an ongoing basis by referencing the range of market capitalizations of companies constituting the Index. If the market capitalization of a company held by the Fund moves outside the range of the Index, the Fund may, but is not required to sell the securities.

8.	Comment: With respect to the Fund’s 80% policy, please explain supplementally how the policy to invest at least 80% of the Fund’s Net Assets in securities of “issuers domiciled in the U.S. or whose securities are principally traded in the U.S.” complies with the requirement of Rule 35d-1 that a fund that has a name that suggests investment in a certain country invest at least 80% of its Net Assets in “investments that are tied economically to the particular country.” In addition, please explain supplementally whether the jurisdiction in which an issuer is domiciled refers to the jurisdiction in which it is organized. Please refer to Investment Company Names, Rel. No. IC-24828 (Jan. 17, 2001), footnote 42.

Response: The Fund notes that many mutual funds define U.S. issuers to include those that, among other attributes, are organized under the laws of the U.S. In addition, as originally proposed by the SEC, Rule 35d-1 of the Investment Company Act of 1940 would have required investment companies with terms such as “U.S.” in their name to invest in securities that met one of three criteria specified in the Rule, one of which was that the investment would have to be in “securities of issuers that are organized under the laws of the country or of a country within the geographic region suggested by the company’s name or that maintain their principal place of business in that country or region.” In the Rule’s adopting release, the SEC noted that requiring investment companies to invest in securities that met the proposed Rule’s “specific criteria would be too restrictive because there may be additional securities that would not meet any of the criteria but would expose an investment company to the economic fortunes and risks of the country or geographic region indicated in the company’s name.” By omitting the reference to specific criteria in the Rule, as adopted, the SEC sought to “allow an investment company the flexibility to invest in additional types of investments that are not addressed by the three proposed criteria, but expose the company’s assets to the economic fortunes and risks of the country or geographic region indicated by its name.” Therefore, as adopted, the Rule is more permissive than the original proposal in this regard, and provides additional flexibility for funds to select criteria. Additionally, the Fund believes that an issuer that is organized under the laws of U.S. is exposed to the economic fortunes and risks of the U.S. because the issuer will ordinarily be subject to laws and regulations of economic effect of the U.S., including tax laws, substantive regulation (e.g., banking or insurance laws), court judgments, currency expatriation laws and nationalization laws that will impact the business operations of the issuer. However, as a general matter, the Fund expects that an issuer would not likely be deemed to be an U.S. issuer solely by reason of the issuer being organized under the laws of the U.S.

9.	Comment: Given that the Fund’s principal strategy states that it may invest in depositary receipts and exchange-traded funds (“ETFs”), consider whether such investments should be included as principal risks of the Fund.

Response: The Fund’s investment strategy lists depositary receipts and ETFs to illustrate two types of equity investments that will be counted towards the Fund’s 80% policy. The Investment Adviser does not expect to principally invest in depositary receipts or ETFs, and therefore, the Registrant respectfully declines to incorporate this comment.

10.	Comment: Please confirm whether “Index/Tracking Error Risk” should be retained as a principal risk of the Fund.

Response: The Fund’s principal investment strategy states that the Investment Adviser may select a transition manager “to implement a sub-strategy with an investment objective of providing investment results that seek to correspond to the performance of a specified index” and that that “the Fund may obtain passive exposure to a particular sub-asset class from time to time by making an index-based investment.” The implementation of this strategy would subject the fund to index and tracking error risks, and the Investment Adviser therefore believes “Index/Tracking Error Risk” is a principal risk of the Fund. Accordingly, the Registrant respectfully declines to incorporate this comment.

11.	Comment: Please confirm whether the principal activities of the AIMS Group are described in the “Summary – Principal Investment Strategies” section. Please also clarify how the AIMS Group engages in “dynamic rebalancing” of the Fund’s assets as described in the “Investment Management Approach – Principal Investment Strategies” section.

Response: The Registrant hereby confirms that the principal investment advisory services provided by the AIMS Group are described under the heading “Management Process” in the “Summary – Principal Investment Strategies” section.

12.	Comment: Please consider providing additional detail concerning the Fund’s practices with respect to closing early in connection with SIFMA’s recommended closing times.

Response: The Registrant believes that it adequately discloses its ability to close early at SIFMA’s recommendation, and therefore respectfully declines to incorporate this comment.

13.	Comment: Please confirm that the Fund will only advance the time by which purchase and redemption orders must be received after requesting specific relief from the SEC or in reliance on other no-action relief upon which it is appropriate to rely.

Response: The Fund hereby confirms it will only advance the time by which purchase and redemption orders must be received for same business day credit after receiving approval from the staff of the SEC.

14.	Comment: Please provide Tandy Representations.

Response: Tandy Representations are attached hereto as Exhibit A.

*            *             *            *            *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7133 if you wish to discuss this correspondence further.

Sincerely,

/s/ Jessica Howell

Jessica Howell

cc: Chris Carlson, Goldman Sachs Asset Management, L.P.

Exhibit A

March 31, 2016

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Goldman Sachs Trust II (the “Registrant”)

SEC File Numbers 333-185659 and 811-22781

Ladies and Gentlemen:

On behalf of the Registrant, it is hereby acknowledged that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its Registration Statement and Post-Effective Amendments thereto under the Securities Act of 1933, as amended (“1933 Act”), and the Investment Company Act of 1940, as amended;

•	the action of the U.S. Securities and Exchange Commission (“SEC”) or its Staff in commenting on Post-Effective Amendments to the Registrant’s Registration Statement does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert SEC Staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions, please feel free to contact Jessica Howell of Dechert LLP at (617) 728-7133.

Sincerely,

/s/ Andrew Murphy

Andrew Murphy, Goldman Sachs Asset Management, L.P.

cc: Jessica Howell, Dechert LLP